

May 2, 2024

Thomas E. Wirth
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
2929 Arch Street Suite 1800
Philadelphia, PA 19104

> **Re: Brandywine Realty Trust**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 001-09106**
>
> **Brandywine Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 000-24407**

Dear Thomas E. Wirth:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Item 2. Properties, page 25

1. We note statements by your Chief Executive Officer during your February 1, 2024 earnings call regarding the level of tenant concessions the company offers. Please tell us how tenant concessions have impacted your average annualized rent and, in future Exchange Act periodic reports, please revise your tables to include footnote disclosure discussing how tenant concessions, such as free rent or other such tenant reimbursements, impact your average annualized rent.

2. We note statements throughout your filing regarding the quality of your assets and your focus on acquiring high-quality properties. Please tell us, and in future Exchange Act periodic reports, provide disclosure regarding the class of each property and the occupancy rate expressed as a percentage for each property.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

3.   We note from your fourth quarter earnings call that you were unable to complete a planned disposition of an underleased portfolio due to the buyer's inability to obtain third-party financing. We also note that this appears to be a specific example of the type of risk you highlighted in your risk factor related to increasing interest rates on page 21. Please tell us what consideration you gave to discussing this transaction, the reasons it was not successful, and the potential implications, with your MD&A.

4.   We note your disclosure that inflation and high interest rates could have a dampening effect on your business. In future Exchange Act periodic reports, please provide a detailed discussion of the impact of high interest rates and inflation on your business, together with any steps you have taken or may take to mitigate the impact. To the extent material, please quantify the impact and expected impact of these trends going forward. Refer to Item 303(a) of Regulation S-K.

5.   In future Exchange Act periodic reports, please include a discussion of the relationship between market rents and expiring rents.

6.   In future Exchange Act periodic reports, please tell us what management considers in determining whether a property is not yet stabilized. As an example only, we note that 250 King of Prussia Road is considered not yet stabilized although it was completed in the third quarter of 2022.

7.   We note that you attribute the decrease in your operating cash flows to your lower occupancy rate. In future Exchange Act periodic reports, please discuss the circumstances driving changes in your occupancy rate and provide occupancy rate by property type (*e.g.*, office, life science/lab, residential, and mixed-use) for all of your properties, not just your Core Properties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction